Form of Tax Opinion

_____________, 2020

Centre Active U.S. Treasury Fund

Centre Global Infrastructure Fund

c/o Centre Funds

48 Wall Street, Suite 1100

New York, NY 10005

Re:	REORGANIZATION OF THE CENTRE ACTIVE U.S. TREASURY FUND INTO THE CENTRE GLOBAL INFRASTRUCTURE FUND

Ladies and Gentlemen:

I. Introduction

You have requested our opinion with respect to certain of the federal income tax consequences of a proposed transaction (the “Transaction”) consisting of: (i) the transfer all of the assets of the Centre Active U.S. Treasury Fund (the “Acquired Fund”), a series of Centre Funds, a Delaware statutory trust (the “Trust”), to the Centre Global Infrastructure Fund (the “Acquiring Fund”), also a series of the Trust, in exchange solely for voting shares of beneficial interest of the Acquiring Fund (“Acquiring Fund Shares”); (ii) the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund; and (iii) the distribution of the Acquiring Fund Shares pro rata to the shareholders of the Acquired Fund in exchange for their shares of beneficial interest of the Acquired Fund (“Acquired Fund Shares”) in complete liquidation of the Acquired Fund, all upon the terms and conditions set forth in the Agreement and Plan of Reorganization, dated as of ________, 2020 (the “Agreement”), among the Trust, on behalf of the Acquired Fund and the Acquiring Fund and, solely for purposes of section 9 thereof, Centre Asset Management, LLC (the “Adviser”). In the Transaction, the holders of Investor Class and Institutional Class Acquired Fund Shares will receive Investor Class and Institutional Class Acquiring Fund Shares, respectively. Unless otherwise defined herein, capitalized terms shall have the meanings ascribed to them in the Agreement.

In rendering our opinion, we have reviewed and relied upon: (i) the Agreement; (ii) the combined Proxy Statement/Prospectus (Form N-14) filed by the Trust with the Securities and Exchange Commission in connection with the Transaction; (iii) certain representations concerning the Transaction made to us by the Trust, on behalf of the Acquired Fund and the Acquiring Fund, in a letter of even date herewith (the “Representation Letter”); (iv) all other documents, financial and other reports which we deemed relevant or appropriate; and (v) the Code,1 applicable Treasury Department regulations in effect as of the date hereof, current published administrative positions of the Internal Revenue Service (the “Service”) contained in revenue rulings and procedures, and such other statutes, regulations, rulings and decisions as we deemed material to the preparation of this opinion letter. For purposes of this opinion, we have assumed that the representations and warranties set forth in the Agreement and the representations made in the Representation Letter are true and correct and that the conditions to the parties' obligations under the Agreement will be satisfied and the parties will comply with their respective covenants thereunder. In rendering our opinion, we have relied on the representations and warranties in the Agreement and the representations in the Representation Letter. To the extent that any of the representations or warranties in the Agreement or any of the representations in the Representation Letter are inaccurate, the conclusions set forth herein may also become inaccurate, or may no longer apply.

1 All references to the “Code” are to the Internal Revenue Code of 1986, as amended.

In formulating our opinion, we have examined originals or copies, identified to our satisfaction, of documents and other instruments that we have deemed necessary or appropriate for purposes of this opinion. In performing such examination, we have assumed the authenticity of all documents submitted to us as copies, the authenticity of the originals of such latter documents, the genuineness of all signatures and the correctness of all representations made therein. We cannot and do not represent that we checked the accuracy or completeness of, or otherwise independently verified, any of the various statements of fact contained in such documents and in documents incorporated by reference therein. We have further assumed that there are no agreements or understandings contemplated therein other than those contained in the documents.

II. Facts

Each of the Acquired Fund and the Acquiring Fund is a separate series of the Trust (and a "fund" as defined in section 851(g)(2) of the Code) that has elected to be treated as a regulated investment company under Subchapter M of the Code.

The Acquired Fund and the Acquiring Fund have similar overall investment objectives, as the Acquired Fund seeks to maximize investors’ total return through capital appreciation and current income which may be exempt from state and local income tax, and the Acquiring Fund seeks long-term growth of capital and current income.

However, the principal investment strategies and the investment portfolios of the Acquired Fund and the Acquiring Fund differ in a number of ways, as described below.

Principal Investment Strategies of the Acquired Fund

The Acquired Fund normally invests at least 80% of its net assets in U.S. Treasury debt securities, including Treasury bonds (long-term government securities which pay interest every six months with various maturities), Treasury bills (short-term government securities with maturities ranging from a few days to 52 weeks), Treasury notes (government securities that are issued with various maturities and pay interest every six months), and Treasury Inflation-Protected Securities.

The Adviser’s investment strategy with respect to the Acquired Fund focuses primarily on interest rates, the anticipated direction of interest rates month-over-month, duration, and management of duration. The Acquired Fund’s portfolio manager utilizes a statistically based approach to forecast the interest rate outlook. This investment methodology is based on the basic economic theory of interest rate behavior and combines measures of economic growth (e.g., employment growth), inflationary expectations (e.g., the behavior of precious metals prices) and certain market based factors (e.g., interest rate trends). The Adviser seeks to identify both the cyclical path of interest rates as well as short term deviations away from the cyclical path.

In selecting investments for the Acquired Fund, the Adviser considers yield and a security’s potential for capital appreciation resulting from changes in interest rates. The Adviser utilizes a fundamentally-driven interest rate forecasting process designed to forecast interest rates on a monthly basis. The Adviser’s investment approach seeks to manage and take advantage of short-term deviations from the general trend in interest rates. The Adviser reviews the Fund’s portfolio on a monthly basis and adjusts it, as appropriate, based on the Adviser’s interest rate outlook. The Adviser also assesses the relative yields available on securities with different maturities and future changes in interest rates. The Adviser may select securities with varying maturities. If the market environment is defensive characterized by an expectation of rising interest rates, the Acquired Fund may invest primarily in securities with shorter-term maturities, cash or cash equivalents, as well as sell U.S. exchange-traded futures contracts on bond indices or U.S. Treasury notes and bonds to shorten the duration of the portfolio. Conversely, in an aggressive market environment of low inflation, characterized by declining interest rates, the Acquired Fund may invest primarily in securities with longer-term maturities, as well as purchase U.S. exchange-traded futures contracts on bond indices or U.S. Treasury notes and bonds to lengthen the duration of the portfolio.

Principal Investment Strategies of the Acquiring Fund

The Acquiring Fund normally invests at least 80% of its assets in equity securities issued by U.S. and foreign (non-U.S.) infrastructure-related companies For this purpose, the Acquiring Fund defines an “infrastructure-related” company as one that has (i) at least 50% of its assets (excluding cash) consisting of infrastructure assets, or (ii) 50% of its gross income or net profits attributable to, or derived (directly or indirectly) from, the ownership, management, construction, development, operation, use, creation or financing of infrastructure assets. For this purpose, “infrastructure assets” are the physical structures and networks that provide necessary services for society, including, but not limited to, transportation assets (e.g., railroads, toll roads, bridges, tunnels, airports, parking facilities and seaports); utility assets (e.g., electric transmission and distribution lines, power generation facilities, oil, gas and water distribution facilities and related midstream assets, communications networks and satellites, sewage treatment plants and critical internet networks) and social assets (e.g., hospitals, courts, schools, correctional facilities and subsidized housing).

The remaining 20% of the Acquiring Fund’s assets may include infrastructure-related debt securities of U.S. and non-U.S. issuers (including municipal, corporate debt obligations and asset-backed securities), energy-related infrastructure companies organized as master limited partnerships, common stock and convertible securities. The Acquiring Fund’s common stock investments may consist of exchange-listed equities from companies across various industries, sectors and market capitalizations. The Acquiring Fund may invest in convertible securities when the attributes of a particular company’s convertible security are superior, in terms of total return (interest or dividends plus capital appreciation), to the common shares of the same company.

Under normal market conditions, the Acquiring Fund will invest at least 40% of its assets in securities of companies organized or located in at least three non-U.S. countries. Although the Acquiring Fund may invest in emerging market securities without limit, under normal market conditions, the non-U.S. companies in which the Acquiring Fund currently intends to invest will be organized or located primarily in developed market countries, such as Japan, Spain, Canada, and the United Kingdom. The Acquiring Fund may also engage in transactions in foreign currencies. The Acquiring Fund’s investments in securities of foreign issuers may include sponsored or unsponsored depositary receipts for such securities, such as American Depositary Receipts and Global Depositary Receipts.

In selecting investments for the Acquiring Fund, the Adviser utilizes a “bottom-up” fundamental stock selection process that the Adviser believes yields a more accurate picture of a company’s intrinsic value. The Adviser analyzes a variety of factors when selecting investments for the Acquiring Fund, such as a company’s operations, risk profile, growth expectations and valuation of its securities. The Adviser utilizes an “economic value added” framework to select investments. The framework focuses on the fundamentals of wealth creation and wealth destruction similar to the way a traditional, long-term focused corporate investor looking at all aspects of the business would assess a company’s value. In the shorter-term, markets often undervalue or overvalue a company’s ability to create or destroy wealth. The framework seeks to identify and exploit these investment opportunities. The approach is designed to capture excess returns when the market price of a stock converges toward the Adviser’s target price. In determining whether a particular company or security may be a suitable investment, the Adviser may consider, among other attributes, a company’s ability to generate favorable returns in light of current growth prospects, market position and expertise, brand value, pricing power, measures of financial strength (e.g., strong balance sheet), profit margin changes, return on capital improvement, sustainability of revenue growth, ability to generate cash flow, management, commitment to shareholders interests and other indications that a company or a security may be an attractive investment for the Acquiring Fund. The Adviser also integrates security selection with appropriate stock position sizing (determining the appropriate percentage of the Acquiring Fund’s assets to commit to a particular investment) in order to maximize return relative to risk. The Adviser may sell or reduce the Acquiring Fund’s position in a security when the facts or analysis surrounding the reason to originally invest in the security have changed, such as a change in general market conditions, or in response to redemptions of Acquiring Fund shares.

III. Analysis

Statutory Requirements for a Tax-Free Reorganization

A "reorganization" within the meaning of section 368(a) of the Code means one of seven specifically identified corporate transactions in which, as a general rule, gain or loss is not recognized for federal income tax purposes. The transfer of the assets of the Acquired Fund to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption of the Acquired Fund's liabilities, followed by the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in exchange for their Acquired Fund Shares potentially could be analyzed under two of the seven types of reorganization identified in section 368(a) of the Code.2 Specifically, each such transaction could be analyzed as a reorganization described in section 368(a)(1)(C) or section 368(a)(1)(D) of the Code (that is, as a "C" reorganization or, in certain circumstances, as an "acquisitive D" reorganization).

Section 368(a)(1)(C) of the Code generally defines a "C" reorganization as the acquisition by one corporation, in exchange solely for all or a part of its voting stock (or in exchange solely for all or a part of the voting stock of a corporation which is in control of the acquiring corporation), of substantially all of the properties of another corporation, but in determining whether the exchange is solely for stock the assumption by the acquiring corporation of a liability of the other shall be disregarded. Further, a transaction will fail to meet the statutory requirements of Section 368(a)(1)(C) of the Code unless the acquired corporation distributes the stock, securities, and other properties it receives, as well as its other properties, in pursuance of the plan of reorganization.

Section 368(a)(1)(D) of the Code generally defines an "acquisitive D" reorganization as a transfer by a corporation of all or a part of its assets to another corporation if immediately after the transfer the transferor, or one or more of its shareholders (including persons who were shareholders immediately before the transfer), or any combination thereof, is in control of the corporation to which the assets are transferred; but only if, in pursuance of the plan, stock or securities of the corporation to which the assets are transferred are distributed, in pursuance of the plan of reorganization and in a transaction which qualifies under Section 354 of the Code, in exchange solely for stock or securities in another corporation that is a party to the reorganization.

[2]	We note also that, in certain circumstances, the transfer of property by a transferor corporation to a transferee corporation in exchange for transferee corporation stock that is then distributed by the transferor corporation to its shareholders might qualify as a “tax-free” transaction under a separate nonrecognition provision of the Code—Section 351. However, in order for Section 351 of the Code to apply to such a transaction, the transferor corporation (alone or together with other persons who transfer property to the transferee corporation pursuant to a plan) must be in “control” (within the meaning of Section 368(c) of the Code) of the transferee corporation immediately after the exchange of property for transferee corporation stock. It has been represented to us that the Acquired Fund will not be in “control” (within the meaning of Section 368(c) of the Code) of the Acquiring Fund, either alone or together with other transferors, immediately after the exchange of the Acquired Fund’s assets for Acquiring Fund shares. As a result, we conclude that the Transaction should not qualify for tax-free treatment under Section 351 of the Code.

Because the Transaction consists of the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for voting Acquiring Fund Shares and the Acquiring Fund’s assumption of all of the liabilities of the Acquired Fund, followed by the distribution of the Acquiring Fund Shares pro rata to the shareholders of the Acquired Fund in exchange for their Acquired Fund Shares in complete liquidation of the Acquired Fund, the Transaction potentially could qualify as a “reorganization” that satisfies the statutory requirements of Section 368(a)(1)(C) of the Code, or, if one or more of the pre-Transaction shareholders of the Acquired Fund would be in control of the Acquiring Fund immediately after the Transaction, as a “reorganization” that satisfies the statutory requirements of Section 368(a)(1)(D) of the Code.3

Nonstatutory Requirements for a Tax-Free Reorganization – In General

In addition to meeting the statutory requirements described above, in order to qualify as a reorganization under sections 368(a)(1)(C) or 368(a)(1)(D) of the Code, a transaction also must satisfy each of three non-statutory requirements: business purpose, continuity of shareholder interest and continuity of business enterprise.

The "business purpose" doctrine, which was originally established by case law, see Gregory v. Helvering, 293 U.S. 465 (1935), is now set forth in Treas. Reg. §§ 1.368-1(b), -1(c), and -2(g) (the last of which provides that, to qualify as a reorganization, a transaction must be "undertaken for reasons germane to the continuance of the business of a corporation a party to the reorganization"). Under the business purpose doctrine, a transaction must have a bona fide business purpose other than the avoidance of federal income tax to be a valid reorganization. We provide no opinion regarding whether or not the Transaction satisfies the business purpose doctrine.

In order to satisfy the continuity of shareholder interest requirement, “a substantial part of the value of the proprietary interests” in the Acquired Fund must be preserved in the Transaction, which generally is accomplished to the extent that a proprietary interest in the Acquired Fund is exchanged for a proprietary interest in the Acquiring Fund. See Treas. Reg. § 1.368-1(e)(1)(i). However, a proprietary interest generally is not preserved for this purpose if the Acquiring Fund or persons related to the Acquiring Fund acquire stock in the Acquired Fund with consideration other than Acquiring Fund stock. See Treas. Reg. § 1.368-1(e)(3). We provide no opinion regarding whether or not the Transaction satisfies the continuity of shareholder interest requirement.

Continuity of Business Enterprise Requirement

Finally, in order for the Transaction to qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, the continuity of business enterprise (or "COBE") doctrine must be satisfied, which would require the Acquiring Fund to continue the historic business of the Acquired Fund (or a significant historic line of business of the Acquired Fund, if the Acquired Fund has more than one line of business), or continue to use a significant portion of the Acquired Fund's historic business assets in a business. See Treas. Reg. § 1.368-1(d). For this purpose, a line of business entered into as part of the plan of reorganization is not a historic business.

[3]	Section 368(a)(2)(A) of the Code provides that if a transaction would qualify as a reorganization described in both Section 368(a)(1)(C) and Section 368(a)(1)(D), then such transaction generally shall be treated as described in only in Section 368(a)(1)(D) of the Code.

Although the Service has issued many private letter rulings4 addressing whether transactions involving regulated investment companies qualify as reorganizations described in Section 368(a)(1) of the Code, the only published guidance from the Service on the application of the COBE requirement to regulated investment companies is Revenue Ruling 87-76, 1987-2 C.B. 84. In that ruling, the Service held that the COBE requirement was not satisfied by the acquisition of the assets of a regulated investment company that invested in corporate stocks and bonds by another regulated investment company that invested in municipal bonds, because investing in corporate stocks and bonds was held not to be the same business as investing in municipal bonds, and because, based upon the facts of the Revenue Ruling, the acquiring fund would not continue to use a significant portion of the acquired fund's historic business assets.

The Revenue Ruling provides, in part, as follows:

In the present situation, the transaction does not meet the asset continuity test since all of T's historic assets . . . were, as part of the plan of reorganization, sold before the transaction was consummated, and the proceeds were reinvested in municipal bonds. . . . [A] corporation's historic business is not one the corporation enters into as part of a plan of reorganization. The business that P will continue after the reorganization is consummated is not the same as the historic business T was engaged in prior to the reorganization.

Rev. Rul. 87-76, 1987-2 C.B. 84.

Under the “historic asset test,” a taxpayer can meet the COBE requirement if it uses a “significant” portion of the target’s historic business assets in a business. Treas. Reg. § 1.368-1(d)(3) provides that there is no bright-line percentage test for determining when a “significant” portion of the target’s assets are used after the transaction. Rather, the determination is made based upon the relative importance of the assets to the operation of the business. However, Treas. Reg. § 1.368-1(d)(5), Ex. 1, indicates that the “historic asset test” will be satisfied if one-third of the value of a regulated investment company’s historic assets are retained by the Acquiring Fund after a reorganization and the remaining assets are disposed of for cash. “Historic business assets” may include stock, securities, or intangible operating assets if they are used in the target’s historic business.

It has been represented to us that, prior to closing of the Transaction or immediately thereafter, all of the U.S. Treasury debt securities held in the Acquired Fund’s historic business will be disposed of. Therefore, we conclude that the Acquiring Fund should not be treated as using a significant portion of the Acquired Fund’s historic business assets in the Acquiring Fund’s business after the Transaction.

[4]	Pursuant to the Service’s ruling procedures, a private letter ruling generally may not be relied upon by any taxpayer other than the taxpayer to whom the private letter ruling is issued.

Further, we conclude that the Acquired Fund and Acquiring Fund should be treated as engaged in different historic businesses, such that the COBE “historic business test” should not be satisfied. The Acquired Fund has represented to us that its historic business is investing primarily in U.S. Treasury debt securities of various maturities, and the Acquiring Fund has represented to us that it is not engaged in, and has no intention to engage in, that business. Instead, the Acquiring Fund will use the proceeds from the disposition of the Acquired Fund’s historic portfolio assets to invest primarily in equity securities of infrastructure related companies. Consequently, we conclude that the Acquiring Fund should not be treated as continuing the historic business of the Acquired Fund.

Although we conclude that the Transaction is substantially similar to the transaction set forth in Revenue Ruling 87-76, our opinion is not free from doubt. In that regard, Treas. Reg. § 1.368-1(d)(2) states that “[t]he fact P [Acquiring Fund] is in the same line of business as T [Acquired Fund] tends to establish the requisite continuity, but is not alone sufficient.” As previously indicated, both the Acquiring Fund and the Acquired Fund are regulated investment companies and have similar overall investment objectives. Thus, the Service could take the position that the transaction satisfies the COBE test despite the holding in Revenue Ruling 87-76. Thus, although our opinion is that the Transaction should fail the COBE test based on the Transaction’s similarity to the facts in Revenue Ruling 87-76, our opinion is not free from doubt.

Therefore, because the Transaction should not satisfy either the “historic asset test” or the “historic business test,” we conclude that the Transaction should not satisfy the COBE requirement for a tax-free reorganization. As a result, the Transaction should be treated as a taxable transaction for United States federal income tax purposes and should not constitute a “reorganization” for purposes of Section 368(a)(1) of the Code.

IV. Opinion

Based upon the foregoing, and subject to the conditions and limitations set forth herein, it is our opinion for federal income tax purposes that, with respect to the Acquired Fund and the Acquiring Fund:

(a) The Transaction should not qualify as a “reorganization” as defined in Section 368(a)(1) of the Code.

(b) The Acquired Fund should recognize gain or loss upon the transfer by Acquired Fund of all of its assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of Acquired Fund’s liabilities pursuant to the Agreement in an amount equal to the difference between (x) Acquired Fund’s amount realized (i.e., the fair market value of the Acquiring Fund Shares received and the amount of the Acquired Fund’s liabilities assumed in the Transaction) and (y) Acquired Fund’s adjusted tax basis for U.S. federal income tax purposes in the Assets immediately prior to the Transaction.

(c) Each Acquired Fund shareholder should recognize gain or loss on such shareholder’s receipt of Acquiring Fund Shares in exchange for the shareholder’s Acquired Fund Shares in connection with the Transaction in an amount equal to the difference between (x) the shareholder’s amount realized (i.e., the fair market value of the Acquiring Fund Shares received by the shareholder in the Transaction) and (y) the shareholder’s adjusted tax basis for U.S. federal income tax purposes in his or her Acquired Fund Shares immediately prior to the Transaction.

(d) The holding period of the Assets acquired by Acquiring Fund should begin on the day after the Closing Date. The Acquiring Fund’s tax basis in the Assets should be equal to the sum of (i) the fair market value of the Acquiring Fund Shares transferred to Acquired Fund in exchange for such Assets and (ii) the amount of the Acquired Fund’s liabilities assumed by the Acquiring Fund in the Transaction.

(e) The aggregate tax basis of the Acquiring Fund Shares received in connection with the Transaction by each Acquired Fund Shareholder should be equal to the aggregate fair market value of the Acquiring Fund Shares received on the Closing Date.

(f) The holding period of the Acquiring Fund Shares received in connection with the Transaction by each of the Acquired Fund shareholders should begin on the day after the Closing Date.

(g) The Acquiring Fund should not succeed to and should not take into account the items of the Acquired Fund described in Section 381(c) of the Code.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. Our opinions represent our best legal judgment as to the matters addressed herein, but are not binding upon the Service or the courts, and there is no guarantee that the Service will not assert positions contrary to the ones taken in this opinion. We disclaim any obligation to make any continuing analysis of the facts or relevant law following the date of this opinion letter.

Our opinions are provided solely to you as a legal opinion only, and not as a guaranty or warranty, and are limited to the specific transactions and matters described above. No opinion may be implied or inferred beyond what is expressly stated in this letter. We express no opinion with respect to any matter not specifically addressed by the foregoing opinions. By way of illustration, and without limitation of the foregoing, we express no opinion regarding: (i) whether either the Acquired Fund or the Acquiring Fund qualifies or will qualify as a regulated investment company; (ii) the federal income tax consequences of the payment of the expenses of the Transaction by the Adviser; (iii) whether any federal income tax will be imposed or required to be withheld under the Foreign Investment in Real Property Tax Act of 1980 with respect to any Acquired Fund shareholder that is a foreign person; and (iv) any state, local or foreign tax consequences of the Transaction.

Our opinions are being rendered to the Trust and its Board of Trustees, and may be relied upon only by the Trust, its Board of Trustees and the shareholders of the Acquired Fund and the Acquiring Fund, it being understood that we are not thereby establishing an attorney-client relationship with any shareholder. The Trust, the Acquired Fund, the Acquiring Fund and the shareholders of the Acquired Fund and the Acquiring Fund are free to disclose the tax treatment or tax structure of any of the transactions described herein.

We hereby consent to the use of our name and to any reference to our firm in the N-14. In giving such consent, we do not hereby admit that we are within the category of person whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,